Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code:00338)

2023 THIRD QUARTERLY REPORT

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China. This announcement is published pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT MESSAGE

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2023 third quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2

Mr. Wan Tao, Chairman of the Company, Mr. Du Jun, executive director, deputy president and CFO, overseeing the accounting operations, and Ms. Fu Hejuan, person in charge of Accounting Department (Accounting Chief) and Deputy Director of Finance Department warrant the truthfulness, accuracy and completeness of the financial information contained in this third quarterly report.

1.3	The financial report of the Company’s 2023 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2.	MAJOR ACCOUNTING DATA

2.1	Major Financial Report Items and Financial Indicators

Unit:  RMB’000

	The	The corresponding period of the previous year		Increase/ decrease during the Reporting Period as compared to the corresponding period of the previous year (%)	From the beginning of the year to the end of the Reporting Period	The corresponding period of the previous year		Increase/ decrease during the beginning of the year to the end of the Reporting Period as compared to the corresponding period of the previous year (%)
Item	Reporting Period	Before adjustment	After adjustment	After adjustment		Before adjustment	After adjustment	After adjustment
Revenue	24,922,150	11,878,206	11,878,206	109.81%	69,859,201	57,778,561	57,778,561	20.91%
Net profit attributable to equity shareholders of the Company	268,831	-1,566,776	-1,565,926	Not Applicable	-719,446	-2,002,785	-2,001,968	Not Applicable
Net profit attributable to equity shareholders of the Company excluding non-recurring items	285,337	-1,529,123	-1,528,273	Not Applicable	-686,813	-1,931,667	-1,930,850	Not Applicable
Net cash flows generated from operating activities	-661,434	1,670,792	1,670,792	-139.59%	-888,316	-4,734,330	-4,734,330	Not Applicable
Basic earnings per share (RMB/share)	0.025	-0.145	-0.145	Not Applicable	-0.067	-0.185	-0.185	Not Applicable
Diluted earnings per share (RMB/share)	0.025	-0.145	-0.145	Not Applicable	-0.067	-0.185	-0.185	Not Applicable
Return on net assets (weighted average) (%)	1.058	-5.472	–5.469	Increased by 6.527 percentage points	–2.778	–6.920	–6.917	Increased by 4.139 percentage points

	As at the end of the	As at the end of the previous year		Increase/ decrease at the end of the Reporting Period as compared to the end of the previous year (%)
	Reporting Period	Before adjustment	After adjustment	After adjustment
Total assets	39,320,227	41,242,740	41,242,782	-4.66%
Total equity attributable to equity shareholders of the Company	25,552,914	26,243,705	26,243,746	-2.63%

Note: The Reporting Period thereafter means three months from July to September in 2023.

Reasons for retroactive adjustment or restatement

Since 1 January 2023, the Group has implemented the requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” under the “Interpretation of Accounting Standards for Business Enterprises No. 16” promulgated by the Ministry of Finance.

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18-Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18-Income Tax”.

2.2	Excluded Non-recurring Items and Amount

Unit:  RMB’000

Item	Amount for the Reporting Period	Amount from the beginning of the year to the end of the Reporting Period	Note
Earnings or losses on disposal of non-current assets	2,654	-6,222	—
Government grants recognized in current profits and losses, except for those closely related to the regular operating of the Company in compliance with national policies and regulations, and continuously satisfying quotas or quantities according to certain standards	3,596	15,995	—
Other non-operating income and expenses other than those mentioned above	-18,324	-28,218	—

Item	Amount for the Reporting Period	Amount from the beginning of the year to the end of the Reporting Period	Note
Other earnings or losses meeting the definition of non-recurring earnings or losses	-7,710	-19,672

Amount in the Reporting Period: -6,549 for dismissal welfare and -1,161 for discount loss of receivables;

Amount from the beginning of the year to the end of the Reporting Period: -16,514 for dismissal welfare and -3,158 for discount loss of receivables

Less: Tax effect for the items above	3,203	5,562	—
Effect on non-controlling interests (after tax)	75	-78	—
Total	-16,506	-32,633	—

Explanations on defining the non-recurring earnings or losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public – Non-Recurring Earnings or Losses” as recurring earnings or losses items

☐ Applicable  ✓ Not Applicable

2.3	Description and Reasons of Substantial Changes in Major Financial Report Items and Financial Indicators

✓ Applicable  ☐ Not Applicable

Item	Change (%)	Major reason
Operating Profit_during the Reporting Period	109.81%

During the Reporting Period, crude oil processing volume increased compared with the corresponding period last year, and sales of synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products rose compared with the corresponding period last year.

Net profit attributable to equity shareholders of the Company_during the Reporting Period	Not Applicable

During the Reporting Period, production and sales of petrochemical products increased, unit costs decreased year-on-year and gross profit increased year-on-year, resulting in higher operating results for the Reporting Period.

Net profit attributable to equity shareholders of the Company excluding nonrecurring items_during the Reporting Period	Not Applicable
Basic earnings per share (RMB/share)_ during the Reporting Period	Not Applicable
Diluted earnings per share (RMB/share)_ during the Reporting Period	Not Applicable
Net cash flows generated from operating activities_during the Reporting Period	-139.59%	During the Reporting Period, the cash paid for purchasing goods and receiving services increased compared with the corresponding period last year.

Item	Change (%)	Major reason
Net profit attributable to equity shareholders of the Company_ from the beginning of the year to the end of the Reporting Period	Not Applicable

From the beginning of the year to the end of the Reporting Period, the production and sales of petrochemical products increased, and the price of the main products declined less than that of crude oil, resulting in a year-on-year increase in the operating results from the beginning of the year to the end of the Reporting Period.

Net profit attributable to equity shareholders of the Company excluding nonrecurring items_from the beginning of the year to the end of the Reporting Period	Not Applicable
Basic earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable
Diluted earnings per share (RMB/share)_ from the beginning of the year to the end of the Reporting Period	Not Applicable
Net cash flows generated from operating activities_ from the beginning of the year to the end of the Reporting Period	Not Applicable	From the beginning of the year to the end of the Reporting Period, the cash received from selling goods and providing services increased compared with the corresponding period last year.

3.	SHAREHOLDERS’ INFORMATION

3.1	Total Number of Shareholders and the Number of Preferred Shareholders with Voting Rights Restored and Shareholdings of the Top Ten Shareholders

Unit:  Share

Number of shareholders as at the end of the Reporting Period	92,649	Total number of preferred shareholders with voting rights restored as at the end of the Reporting Period (if any)	0

Shareholdings of the top ten shareholders
Name of shareholder	Type of shareholder	Number of shares held	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged, marked or frozen
					Situation of the shares	Number
China Petroleum & Chemical Corporation	State-owned legal person	5,459,455,000	50.55%	0	None	0
HKSCC (Nominees) Limited	Overseas legal person	3,451,266,030	31.96%	0	Unknown	—
HKSCC Limited	Overseas legal person	102,580,022	0.95%	0	None	0
Wang Lei	Domestic natural person	46,120,300	0.43%	0	None	0
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	Others	39,031,700	0.36%	0	None	0
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	Others	38,039,800	0.35%	0	None	0
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	Others	37,251,516	0.34%	0	None	0
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	Others	37,028,669	0.34%	0	None	0
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	Others	28,377,600	0.26%	0	None	0
Harvest Fund – Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	Others	25,583,100	0.24%	0	None	0

Shareholdings of the top ten shareholders with unrestricted shares
Name of shareholder	Number of unrestricted tradable shares	Type and quantity of shares
		Type of shares	Quantity
China Petroleum & Chemical Corporation	5,459,455,000	RMB common stocks	5,459,455,000
HKSCC (Nominees) Limited	3,451,266,030	Overseas listed foreign shares	3,451,266,030
HKSCC Limited	102,580,022	RMB common stocks	102,580,022
Wang Lei	46,120,300	RMB common stocks	46,120,300
Southern Fund– Agricultural Bank of China – Southern CSI Financial Asset Management Plan	39,031,700	RMB common stocks	39,031,700
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	38,039,800	RMB common stocks	38,039,800
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	37,251,516	RMB common stocks	37,251,516
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	37,028,669	RMB common stocks	37,028,669
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	28,377,600	RMB common stocks	28,377,600
Harvest Fund – Agricultural Bank of China – Harvest CSI Financial Asset Management Plan	25,583,100	RMB common stocks	25,583,100

Explanation of the connected relationship or acting in concert relationship of the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

Explanation of the top ten shareholders and the top ten shareholders with unrestricted shares engaging in margin financing and securities lending as well as margin and securities refinancing business (if any)

Not Applicable

4.	OTHER REMINDERS

Other important information about the operation of the Company during the Reporting Period that investors should be reminded of

☐ Applicable   ✓ Not Applicable

5.	QUARTERLY FINANCIAL REPORT

5.1	Type of Audit Opinions

☐ Applicable   ✓ Not Applicable

5.2	The financial report

CONSOLIDATED BALANCE SHEETS

30 September 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit:  RMB’000  Audit type: unaudited

Items	As at 30 September 2023	As at 31 December 2022
Current assets:
Cash at bank and on hand	6,442,930	3,998,332
Derivative financial assets	21,283	—
Account receivable	2,326,544	2,512,362
Receivables under financing	562,443	582,354
Prepayments	82,352	67,008
Other receivables	196,462	190,579
Inventories	5,776,933	7,294,060
Other current assets	210,887	1,121,187
Total current assets	15,619,834	15,765,882
Non-current assets:
Long-term equity investments	3,301,381	3,594,393
Other equity instrument investment	5,000	5,000
Other non-current financial assets	26,500	—
Investment properties	324,848	336,863
Fixed assets	14,280,256	12,195,527
Construction in progress	946,784	3,748,461
Right-of-use assets	11,716	16,085
Intangible assets	357,664	372,640
Long-term prepaid expenses	602,708	776,480
Deferred tax assets	1,084,624	991,892
Other non-current assets	2,758,912	3,439,559
Total non-current assets	23,700,393	25,476,900
Total assets	39,320,227	41,242,782

Items	As at 30 September 2023	As at 31 December 2022
Current liabilities:
Short-term borrowings	5,045,000	1,550,000
Derivative financial liabilities	12,585	—
Notes payable	615,672	40,951
Accounts payable	3,497,722	9,144,554
Contract liabilities	795,811	383,246
Employee benefits payable	838,395	317,891
Taxes payable	958,448	889,856
Other payables	911,127	1,618,352
Non-current liabilities due within one year	709,858	8,738
Other current liabilities	88,848	44,750
Total current liabilities	13,473,466	13,998,338
Non-current liabilities:
Long-term borrowing	—	700,000
Lease liabilities	4,758	7,513
Deferred revenue	127,700	134,608
Deferred tax liabilities	30,922	30,898
Total non-current liabilities	163,380	873,019
Total liabilities	13,636,846	14,871,357
Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	10,799,286	10,823,814
Capital surplus	609,166	610,327
Less: Treasury stock	—	25,689
Other comprehensive income	5,697	(806)
Specific reserve	262,529	240,418
Surplus reserve	6,672,634	6,672,634
Undistributed profits	7,203,602	7,923,048
Total equity attributable to owners (or shareholders) of the Company	25,552,914	26,243,746
Non-controlling interests	130,467	127,679
Total owners’ equity (or shareholders’ equity)	25,683,381	26,371,425
Total liabilities and owners’ equity (or shareholders’ equity)	39,320,227	41,242,782

Person in charge	Person in charge	Person in charge of
of the Company:	of accounting:	accounting department:
Wan Tao	Du Jun	Fu Hejuan

CONSOLIDATED INCOME STATEMENTS

January to September 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit:  RMB’000  Audit type: unaudited

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September)
1. Total revenue	69,859,201	57,778,561
Including: Revenue	69,859,201	57,778,561
2. Total operating cost	70,630,335	60,185,533
Including: Cost of sales	58,956,016	51,267,019
Taxes and surcharges	9,629,262	6,972,764
Selling and distribution expenses	227,362	211,241
General and administrative expenses	1,399,633	1,586,069
R&D expenses	112,338	82,916
Financial expenses	-178,659	-374,135
Add: Other income	7,782	12,471
Investment income (“-” to indicate loss)	-204,058	-185,032
Profit arising from changes in fair value (“-” to indicate loss)	—	1,819
Credit impairment losses (“-” to indicate loss)	551	-4,893
Asset impairment losses (“-” to indicate loss)	-289,092	-262,962
Gains on disposal of assets (“-” to indicate loss)	434	-1,062
3. Operating profit (“-” to indicate loss)	-771,134	-2,406,972
Add: Non-operating income	29,865	15,135
Less: Non-operating expenses	56,526	63,399
4. Total profit (“-” to indicate loss)	-797,795	-2,455,236
Less: Income tax expenses	-81,137	-457,773
5. Net Profit (“-” to indicate loss)	-716,658	-1,997,463
(1) Classification by business continuity
1. Profit from continuing operations (“-” to indicate loss)	-716,658	-1,997,463
(2) Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	-719,446	-2,001,968
2. Non-controlling interests (“-” to indicate loss)	2,788	4,505

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September)
6. Other comprehensive income, net of tax	42,610	220,443
(1) Other comprehensive income, net of tax attributable to owners of the Company	42,610	220,443
1. Items that may not be reclassified to profit or loss using the equity method	—	—
2. Items that may be reclassified to profit or loss using the equity method	42,610	220,443
(1) Items that may be reclassified to profit or loss using the equity method	-21	-22,558
(2) Cash flow hedging reserves	42,631	243,001
(2) Other comprehensive income, net of tax attributable to non-controlling interests	—	—
7. Total comprehensive income	-674,048	-1,777,020
(1) Attributable to owners of the Company	-676,836	-1,781,525
(2) Attributable to non-controlling interests	2,788	4,505
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	-0.067	-0.185
(2) Diluted earnings per share (RMB/share)	-0.067	-0.185

Person in charge	Person in charge	Person in charge of
of the Company:	of accounting:	accounting department:
Wan Tao	Du Jun	Fu Hejuan

CONSOLIDATED CASH FLOW STATEMENTS

January to September 2023

Prepared by: Sinopec Shanghai Petrochemical Company Limited

Unit:  RMB’000  Audit type: unaudited

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September)
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	77,343,192	62,557,584
Tax refund received	538,646	1,183,540
Cash received relating to other operating activities	209,563	180,928
Sub-total of cash inflows	78,091,401	63,922,052
Cash paid for goods and services	66,807,104	55,594,090
Cash paid to and on behalf of employees	2,243,315	2,267,514
Payments of taxes and surcharges	9,510,014	10,385,945
Cash paid relating to other operating activities	419,284	408,833
Sub-total of cash outflows	78,979,717	68,656,382
Net cash flows generated from operating activities	-888,316	-4,734,330
2. Cash flows from investing activities:
Cash received from investment recovery	50,000	150,000
Cash received from returns on investments	92,091	671,805
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	83,575	10,401
Cash received relating to other investing activities	3,197,709	8,957,483
Sub-total of cash inflows	3,423,375	9,789,689
Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,042,457	1,899,984
Cash paid for investment	26,500	1,000,000
Net cash received from subsidiaries and other business units	—	296,672
Cash paid to other related investment activities	—	2,802,657
Sub-total of cash outflows	1,068,957	5,999,313
Net cash flows generated from investment activities	2,354,418	3,790,376

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September)
3. Cash flows from financing activities:
Cash received from borrowings	24,045,000	16,485,000
Cash received from short-term bonds	—	5,000,000
Sub-total of cash inflows	24,045,000	21,485,000
Cash repayments of borrowings	20,550,000	15,984,800
Cash repayments of short-term bonds	—	3,000,000
Cash paid for distribution of dividends or profits and interest expenses	103,417	1,182,055
Cash and interest repaid for lease liabilities	10,913	9,629
Sub-total of cash outflows	20,664,330	20,176,484
Net cash flows generated from financing activities	3,380,670	1,308,516
4. Effect of foreign exchange rate changes on cash and cash equivalents	6,159	18,115
5. Net increase in cash and cash equivalents	4,852,931	382,677
Add: Cash and cash equivalents at beginning of the reporting period	889,413	5,112,010
6. Cash and cash equivalents at end of the reporting period	5,742,344	5,494,687

Person in charge	Person in charge	Person in charge of
of the Company:	of accounting:	accounting department:
Wan Tao	Du Jun	Fu Hejuan

Adjustments to financial report at the beginning of the year relating to the initial adoption of the new accounting standards or interpretation of standards since 2023

✓ Applicable  ☐ Not Applicable

Explanation of reasons for adjustments on the financial statements at the beginning of the year

In 2023, the Group has implemented the relevant requirements and guidelines of the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance in recent years:

Requirement of the “Accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption” in Interpretation No.16.

(a)	Requirement of the accounting of deferred income tax related to assets and liabilities arising from an individual transaction not applicable to initial recognition exemption

According to the provisions of Interpretation No. 16, if the individual transaction of the Group is not a business combination, or its occurrence does not affect the accounting profit nor taxable income (or deductible loss), and the initially recognized assets and liabilities result in equal taxable temporary difference and deductible temporary difference, the provisions of “Accounting Standards for Business Enterprises No. 18-Income Tax” on the exemption from the initial recognition of deferred income tax liabilities and deferred income tax assets are not applicable. According to the “Accounting Standards for Business Enterprises No. 18-Income Tax” and other relevant regulations, as for the taxable temporary difference and deductible temporary difference arising from the initial recognition of assets and liabilities, the Group recognizes the corresponding deferred income tax liabilities and deferred income tax assets respectively when the transaction occurs.

The above regulations have come into effect on 1 January 2023. The Group has made retrospective adjustments to the individual transactions that occurred between 1 January 2022 and the date of initial implementation to which the regulations apply. For the lease liabilities and right-of-use assets recognized on 1 January 2022 due to the individual transactions subject to the regulations resulting in taxable temporary difference and deductible temporary difference, the Group adjusted the cumulative impact amount to the opening retained earnings and other related financial statement items of the earliest period presented in the financial statements in accordance with the regulations and the “Accounting Standards for Business Enterprises No. 18-Income Tax”.

(b)	Impacts of the change on the comparative financial report

The impacts of the above change in the accounting policy on net loss for the nine months ended 30 September 2022 and owners’ equity at the beginning and the end of 2022 are summarized as follows:

Unit: RMB’000

Items	Net loss for the nine months ended 30 September 2022	Equity at the end of 2022	Equity at the beginning of 2022
Net loss and shareholders’ equity before adjustment	1,998,274	26,371,386	30,395,431
Deferred income tax relating to assets and liabilities arising from an individual transaction does not apply to the impact of initial recognition exemptions	-811	39	-67
Adjusted net loss and equity	1,997,463	26,371,425	30,395,364

The effects on the consolidated balance sheets as at 31 December 2022 are analysed as follows:

CONSOLIDATED BALANCE SHEETS

Unit: RMB’000

Items	As at 31 December 2022 before adjustment	As at 31 December 2022 after adjustment	Adjustment
Non-current assets:
Deferred tax assets	991,850	991,892	42
Total non-current assets	25,476,858	25,476,900	42
Total assets	41,242,740	41,242,782	42
Non-current liabilities:
Deferred tax liabilities	30,895	30,898	3
Total non-current liabilities	873,016	873,019	3
Total liabilities	14,871,354	14,871,357	3
Owners’ equity (or shareholders’ equity):
Surplus reserve	6,672,639	6,672,634	-5
Undistributed profits	7,923,002	7,923,048	46
Total equity attributable to owners (or shareholders) of the Company	26,243,705	26,243,746	41
Non-controlling interests	127,681	127,679	-2
Total owners’ equity (or shareholders’ equity)	26,371,386	26,371,425	39
Total liabilities and owners’ equity (or shareholders’ equity)	41,242,740	41,242,782	42

The effects on the consolidated income statements for the nine months ended 30 September 2022 are analysed as follows:

CONSOLIDATED INCOME STATEMENTS

Unit: RMB’000

Items	Before adjustment for the first three quarters of 2022 (January to September)	After adjustment for the first three quarters of 2022 (January to September)	Adjustment
Less: Income tax expenses	-456,962	-457,773	-811
V. Net Profit (“-” to indicate loss)	-1,998,274	-1,997,463	811
(1) Classification by business continuity
1. Net profit from continuing operations	-1,998,274	-1,997,463	811
(2) Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	-2,002,785	-2,001,968	817
2. Non-controlling interests (“-” to indicate loss)	4,511	4,505	-6
VII. Total comprehensive income	-1,777,831	-1,777,020	811
Attributable to equity owners of the Company	-1,782,342	-1,781,525	817
Attributable to non-controlling interests	4,511	4,505	-6
VIII. Earnings per share
(1) Basic earnings per share (RMB)	-0.185	-0.185	—
(2) Diluted earnings per share (RMB)	-0.185	-0.185	—

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary
Shanghai, the PRC, 25 October 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.